Exhibit 99.1

ZHONGCHAO INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Expressed in U.S. dollar, except for the number of shares)

	June 30, 2026	December 31, 2025
ASSETS
Current Assets
Cash and cash equivalents	$9,746,873	$8,098,075
Short-term investments	7,595,919	5,824,557
Accounts receivable	933,894	2,782,693
Prepayments and other current assets	234,426	256,801
Total Current Assets	18,511,112	16,962,126

Investments in non-marketable securities	1,171,892	1,230,635
Property and equipment, net	5,819,343	5,877,224
Other assets	41,182	76,861
Total Assets	$25,543,529	$24,146,846

LIABILITIES AND EQUITY
Current Liabilities
Accounts payable	$205,984	$526,098
Accrued expenses and other liabilities	221,003	1,000,532
Total Current Liabilities	426,987	1,526,630

Deferred tax liabilities	41,670	22,260
Total Liabilities	468,657	1,548,890

Commitments and Contingencies

Equity
Class A Ordinary Share (par value $0.00001 per share, 6,048,387,097 shares authorized; 578,064 and 17,399 shares issued and outstanding on June 30, 2026 and December 31, 2025, respectively)*	6	-
Class B Ordinary Share (par value $0.00001 per share, 672,043,010 shares authorized; 3,361 and 3,361 shares issued and outstanding on June 30, 2026 and December 31, 2025, respectively)*	-	-
Additional paid-in capital	40,398,649	34,506,456
Deferred share compensation	-	(1,716,667)
Statutory reserve	1,327,427	1,340,331
Accumulated deficit	(19,475,009)	(14,190,570)
Accumulated other comprehensive loss	(1,115,490)	(1,308,864)
Total Zhongchao Inc. Shareholders’ Equity	21,135,583	18,630,686

Non-controlling interests	3,939,289	3,967,270
Total Equity	25,074,872	22,597,956
Total Liabilities and Equity	$25,543,529	$24,146,846

*	Retroactively restated for the effect of the 1-for-8 share consolidation effected on March 2, 2026, the 1-for-31 share consolidation effected on June 8, 2026, the 1-for-3 share consolidation effected on June 29, 2026, and the 1-for-2 share consolidation and capital reduction effected on September 28, 2026.

ZHONGCHAO INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(Expressed in U.S. dollar, except for the number of shares)

	For the Six Months Ended June 30,
	2026	2025
Revenues
Service	$840,376	$4,910,889
Product	-	690,190
Total revenues	840,376	5,601,079
Cost of revenues
Service	(784,819)	(2,309,170)
Product	-	(582,185)
Total cost of revenues	(784,819)	(2,891,355)
Gross Profit	55,557	2,709,724

Operating Expenses
General and administrative expenses	(4,381,459)	(2,715,279)
Selling and marketing expenses	(91,531)	(865,882)
Research and development expenses	-	(8,012)
Total Operating Expenses	(4,472,990)	(3,589,173)

Loss from Operations	(4,417,433)	(879,449)

Other Income (Expenses)
Interest income, net	140,788	180,051
Other income, net	14,459	54,986
Changes in fair value of derivative liabilities and loss from issuance	(1,142,056)	-
Total Other (Expenses) Income, Net	(986,809)	235,037

Loss Before Income Taxes	(5,404,242)	(644,412)

Income tax expenses	(41,015)	(217,907)

Net Loss	(5,445,257)	(862,319)

Net loss (income) attributable to noncontrolling interests	147,914	(102,935)

Net Loss Attributable to Zhongchao Inc.’s Shareholders	(5,297,343)	(965,254)

Other Comprehensive Income
Foreign currency translation adjustment	313,307	437,366
Comprehensive Loss	(5,131,950)	(424,953)

Total comprehensive loss (income) attributable to noncontrolling interests	27,981	(166,975)
Total Comprehensive Loss Attributable to Zhongchao Inc.’s Shareholders	$(5,103,969)	$(591,928)

Weighted Average Number of Ordinary Share Outstanding*
Basic and Diluted	109,941	17,062

Loss per Share*
Basic and Diluted	$(48.18)	$(56.57)

*	Retroactively restated for the effect of the 1-for-8 share consolidation effected on March 2, 2026, the 1-for-31 share consolidation effected on June 8, 2026, the 1-for-3 share consolidation effected on June 29, 2026, and the 1-for-2 share consolidation and capital reduction effected on September 28, 2026.

ZHONGCHAO INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(Expressed in U.S. dollar, except for the number of shares)

For the six months ended June 30, 2026

	Ordinary Shares*				Additional	Deferred			Accumulated Other	Non-
	Class A		Class B		Paid-in	Share	Statutory	Accumulated	Comprehensive	Controlling	Total
	Shares*	Amount*	Shares*	Amount*	Capital*	Compensation	Reserve	Deficit	Loss	Interest	Equity
Balance as of December 31, 2025	17,399	$-	3,361	$-	$34,506,456	$(1,716,667)	$1,340,331	$(14,190,570)	$(1,308,864)	$3,967,270	$22,597,956
Share-based compensation expenses	-	-	-	-	4,088	1,716,667	-	-	-	-	1,720,755
Sales of ordinary shares and pre-funded warrants	55,755	1	-	-	173,848	-	-	-	-	-	173,849
Exercise of common warrants	501,792	5	-	-	5,714,257	-	-	-	-	-	5,714,262
Issuance of fraction shares for share consolidation	3,118	-	-	-	-	-	-	-	-	-	-
Net loss	-	-	-	-	-	-	-	(5,297,343)	-	(147,914)	(5,445,257)
Reversal of statutory reserve	-	-	-	-	-	-	(12,904)	12,904	-	-	-
Foreign currency translation adjustments	-	-	-	-	-	-	-	-	193,374	119,933	313,307
Balance as of June 30, 2026	578,064	$6	3,361	$-	$40,398,649	-	$1,327,427	$(19,475,009)	$(1,115,490)	$3,939,289	$25,074,872

For the six months ended June 30, 2025

	Ordinary Shares*				Additional			Accumulated Other	Non-
	Class A		Class B		Paid-in	Statutory	Accumulated	Comprehensive	controlling	Total
	Shares*	Amount*	Shares*	Amount*	Capital*	Reserve	Deficit	Loss	Interest	Equity
Balance as of December 31, 2024	16,693	$-	369	$-	$29,084,453	$1,419,190	$(7,959,276)	$(1,706,460)	$3,313,146	$24,151,053
Share-based compensation expenses	-	-	-	-	22,224	-	-	-	-	22,224
Net loss (income)	-	-	-	-	-	-	(965,254)	-	102,935	(862,319)
Appropriation of statutory reserve	-	-	-	-	-	56,509	(56,509)	-	-	-
Reversal of statutory reserve	-	-	-	-	-	(84,349)	84,349	-	-	-
Foreign currency translation adjustments	-	-	-	-	-	-	-	373,326	64,040	437,366
Balance as of June 30, 2025	16,693	$-	369	$-	$29,106,677	$1,391,350	$(8,896,690)	$(1,333,134)	$3,480,121	$23,748,324

*	Retroactively restated for the effect of the 1-for-8 share consolidation effected on March 2, 2026, the 1-for-31 share consolidation effected on June 8, 2026, the 1-for-3 share consolidation effected on June 29, 2026, and the 1-for-2 share consolidation and capital reduction effected on September 28, 2026.

ZHONGCHAO INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Six Months Ended June 30, 2026 and 2025

(Expressed in U.S. dollar, except for the number of shares)

	For the Six Months Ended June 30,
	2026	2025
Cash Flows from Operating Activities:
Net loss	$(5,445,257)	$(862,319)
Adjustments to reconcile net loss to net cash (used in) provided by operating activities:
Depreciation and amortization expenses	150,934	155,946
(Reversal of) provision for expected credit losses	(94,686)	291,227
Amortization of right-of-use assets	22,790	28,255
Share-based compensation expenses	1,720,755	22,224
Deferred tax expenses	27,998	107,126
Upward adjustments in investments in non-marketable securities	41,589	(4,754)
Changes in fair value of derivative liabilities and loss from issuance	1,142,056	-
Changes in operating assets and liabilities:
Accounts receivable	2,007,004	992,889
Inventories	-	589,996
Prepayments and other current assets	33,752	(264,637)
Accounts payable	(332,454)	396,025
Accrued expenses and other liabilities	(803,192)	368,903
Net Cash (Used in) Provided by Operating Activities	(1,528,711)	1,820,881

Cash Flows from Investing Activities:
Investments in short-term investments	(3,116,624)	(6,121,512)
Proceeds from redemption of short-term investments	1,339,439	5,241,241
Investments in non-marketable securities	-	(100,000)
Proceeds from redemption of non-marketable securities	57,840	-
Net Cash Used in Investing Activities	(1,719,345)	(980,271)

Cash Flows from Financing Activities:
Net proceeds from sales of ordinary shares and exercise of warrants	4,746,055	-
Net Cash Provided by Financing Activities	4,746,055	-

Effect of exchange rate changes on cash and cash equivalents	150,799	230,106

Net change in cash and cash equivalents	1,648,798	1,070,716
Cash and cash equivalents at beginning of period	8,098,075	7,841,306
Cash and Cash Equivalents at End of Period	$9,746,873	$8,912,022

Supplemental cash flow information
Cash paid for income tax	$776	$89,807

Supplemental non-cash information
Decrease in right of use assets and operating lease obligations due to termination	$-	$(23,003)

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